Exhibit

Exhibit Description

99.1	Announcement on 2012/06/28: To announce related materials on acquisition of facilities and equipment

99.2	Announcement on 2012/06/29: UMC Aligns With IBM on 20nm Process with FinFET 3D Transistors

99.3	Announcement on 2012/07/03: To announce related materials on acquisition of machinery and equipment

99.4	Announcement on 2012/07/06: To announce related materials on acquisition of machinery and equipment

99.5	Announcement on 2012/07/16: To announce related materials on acquisition of machinery and equipment

99.6	Announcement on 2012/07/23: UMC will convene 2Q 2012 investor conference

99.7	Announcement on 2012/07/25: UMC announced its unconsolidated operating results for the second quarter of 2012

99.8	Announcement on 2012/07/09: June Revenue

99.9	Announcement on 2012/07/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): facilities and equipment

2.Date of the occurrence of the event: 2012/06/11~2012/06/28

3.Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price:$ 542,888,100 NTD; total transaction price:$ 542,888,100 NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.

9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.Name of the professional appraisal institution and its appraisal amount: Not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.Is the appraisal report price a limited price or specific price?: Not applicable

13.Has an appraisal report not yet been obtained?: Not applicable

14.Reason an appraisal report has not yet been obtained: Not applicable

15.Broker and broker’s fee: None

16.Concrete purpose or use of the acquisition or disposition: For production

17.Do the directors have any objection to the present transaction?: Not applicable

18.Any other matters that need to be specified: None

Exhibit 99.2

UMC Aligns With IBM on 20nm Process with FinFET 3D Transistors

1.Date of occurrence of the event:2012/06/29

2.Counterparty to the contract or commitment:IBM Corporation

3.Relationship to the Company:None

4.Starting and ending dates (or rescission date) of the

contract or commitment:2012/06/29

5.Major content (not applicable where rescinded):Please refer to item 9.

6.Restrictive covenants (not applicable where rescinded):

In accordance with the agreement.

7.Effect on company finances and business (not applicable where rescinded):

Improving company finances and business.

8.Concrete purpose/objective (not applicable where rescinded):

Engagement will expedite the development of UMC’s next generation technologies.

9.Any other matters that need to be specified:

United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC”),
a leading global semiconductor foundry, today announced that it has licensed IBM technology to expedite the development of the foundry’s next generation 20nm CMOS process with FinFET 3D transistors. Under the terms of the agreement, IBM will license its 20nm process design kit and FinFET technology to UMC so the foundry can use these technologies in order to accelerate the availability of these processes for UMC customers.
Dr. IC Chen, vice president of Advanced Technology Development at UMC, said, “We are happy to engage with a recognized technology leader such as IBM for this technology advancement effort. UMC’s position as a world-leading foundry involves timely introduction of leading-edge processes to enable next generation customer chip designs. Leveraging IBM’s technology expertise to shorten our 20nm and FinFET R&D cycle will create a win-win situation for UMC and our customers.”
This agreement between UMC and IBM is only inclusive of IBM’s 20nm CMOS and FinFET. UMC’s internally developed 20nm planar process will be aligned to IBM’s design rules and process/device targets, while UMC’s FinFET will be offered as a low-power technology enhancement option for mobile computing and communication products. Implementation will take place at the company’s Tainan, Taiwan R&D site.

Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.Date of the occurrence of the event: 2012/06/25~2012/07/03

3.Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price:$ 805,607,200 NTD; total transaction price:$ 805,607,200 NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.

9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.Name of the professional appraisal institution and its appraisal amount: Not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.Is the appraisal report price a limited price or specific price?: Not applicable

13.Has an appraisal report not yet been obtained?: Not applicable

14.Reason an appraisal report has not yet been obtained: Not applicable

15.Broker and broker’s fee: None

16.Concrete purpose or use of the acquisition or disposition: For production

17.Do the directors have any objection to the present transaction?: Not applicable

18.Any other matters that need to be specified: None

Exhibit 99.4

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.Date of the occurrence of the event: 2012/06/27~2012/07/06

3.Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price:$ 577,158,000 NTD; total transaction price:$ 577,158,000 NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): VARIAN SEMICONDUCTOR EQUIPMENT; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.

9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.Name of the professional appraisal institution and its appraisal amount: Not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.Is the appraisal report price a limited price or specific price?: Not applicable

13.Has an appraisal report not yet been obtained?: Not applicable

14.Reason an appraisal report has not yet been obtained: Not applicable

15.Broker and broker’s fee: None

16.Concrete purpose or use of the acquisition or disposition: For production

17.Do the directors have any objection to the present transaction?: Not applicable

18.Any other matters that need to be specified: None

Exhibit 99.5

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.Date of the occurrence of the event: 2012/06/19~2012/07/16

3.Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price:$ 619,154,291 NTD; total transaction price:$ 619,154,291 NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.

9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.Name of the professional appraisal institution and its appraisal amount: Not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.Is the appraisal report price a limited price or specific price?: Not applicable

13.Has an appraisal report not yet been obtained?: Not applicable

14.Reason an appraisal report has not yet been obtained: Not applicable

15.Broker and broker’s fee: None

16.Concrete purpose or use of the acquisition or disposition: For production

17.Do the directors have any objection to the present transaction?: Not applicable

18.Any other matters that need to be specified: None

Exhibit 99.6

UMC will convene 2Q 2012 investor conference

1.Date of the investor conference:2012/07/25
2.Time of the investor conference:14:00
3.Location of the investor conference:
2F Shangri-La Ballroom, Far Eastern Plaza Hotel
201 Tun Hwa South Road, Sec. 2, Taipei
4.Brief information disclosed in the investor conference:
UMC Q2 2012 Financial and Operating Results.
5.The presentation of the investor conference release:
It will be released after the investor conference.
6.Will the presentation be released in the Company’s website:
Yes, please refer to the Company’s website at www.umc.com
7.Any other matters that need to be specified:None

Exhibit 99.7

UMC announced its unconsolidated operating results for the second quarter of 2012
1.Date of occurrence of the event:2012/07/25
2.Company name:UNITED MICROELECTRONICS CORP.
3.Relationship to the Company (please enter “head office” or “affiliate company”):head office
4.Reciprocal shareholding ratios:N/A
5.Cause of occurrence:
UMC Reports Second Quarter 2012 Results
2Q results exceed guidance; revenue growth to continue into 3Q
United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its unconsolidated operating results for the second quarter of 2012.
Revenue was NT$27.62 billion, a 16.2% quarter-over-quarter increase from NT$23.77 billion in 1Q12, and a 1.9% year-over-year decrease from NT$28.15 billion in 2Q11. Gross margin was 24.4%, operating margin was 11.5%, net income was NT$2.99 billion, and earnings per ordinary share were NT$ 0.24.
Dr. Shih-Wei Sun, CEO of UMC, said, “In 2Q 2012, UMC’s results exceeded our expectations. Wafer shipments grew 18.6% quarter-over-quarter to reach 1.14 million 8-inch equivalent wafers, bringing overall capacity utilization to 84%. Strength from the communication and consumer sectors mainly contributed to the increased shipments. For the upcoming quarter, we expect mild revenue growth, with 40nm percentage contribution increasing significantly as volume production begins for several new products.”
Dr. Sun continued, “40nm, 28nm, 20nm, FinFET 3D transistor technology and the groundbreaking for our Fab 12A P5&P6 in Tainan, Taiwan will solidify UMC’s leading-edge technology and capacity foundation to further advance UMC into the next round of growth. Obtaining IBM’s 20nm process design kit and FinFET technology will expedite the development of our internal technologies, enabling customers to realize the next generation of low power consumption chips for mobile communication and computing applications. With a complete portfolio of 28nm and 20nm process technologies, Fab 12A P5&P6 readiness is timed to provide sufficient advanced capacity to propel UMC and its customers into a new growth phase. These efforts to secure industry forefront technology and adequate capacity demonstrate UMC’s leadership under our ‘Customer-Driven Foundry Solutions’ approach, and have been overwhelmingly well received from our customers and partners.”
Dr. Sun added, “UMC’s advanced technology business is entering another growth cycle. Through our upcoming efforts to enhance mass production technology, capacity expansion, and customer service, we anticipate leading-edge revenue contribution to increase substantially during the second half of this year. However, we are cautious due to the potential for chip demand volatility in the near future, as end demand uncertainties elevate in light of growing European sovereign debt issues, supply chain inventory and customers adopting a conservative stance. We are watching the situation closely so we may respond accordingly to any status changes, while at the same time developing leading-edge and specialty technologies, thus strengthening UMC’s solid foundation to ensure stable, long-term growth.” Third Quarter of 2012 Outlook & Guidance:
Wafer shipment: Increase marginally
Gross Margin: Mid 20% range
Capacity utilization: Remain flat from previous quarter
6.Countermeasures:N/A
7.Any other matters that need to be specified:N/A

Exhibit 99.8

July 9, 2012

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of June 2012.

1)	Sales volume (NT$ Thousand)

Period	Items	2012	2011	Changes	%
June	Invoice amount	7,195,025	6,606,778	588,247	8.90%
2012	Invoice amount	38,830,854	41,359,406	-2,528,552	-6.11%
June	Net sales	9,289,147	9,185,722	103,425	1.13%
2012	Net sales	51,385,287	56,267,539	-4,882,252	-8.68%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand) : None

4)	Financial derivatives transactions : None

Exhibit 99.9

United Microelectronics Corporation
For the month of June, 2012

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares held as of May 31, 2012	Number of shares held as of June 30, 2012	Changes

—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares pledged
		pledged as of	as of
Title	Name	May 31, 2012	June 30, 2012	Changes
—	—	—	—	—